September 27, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attn:	Barbara C. Jacobs
Maryse Mills-Apenteng
Gabriel Eckstein
Kathleen Collins
Eiki Yaoita Pyles

Re:	Nutanix, Inc.
Registration Statement on Form S-1
File No. 333-208711

Acceleration Request

Requested Date:     Thursday, September 29, 2016

Requested Time:    4:00 P.M., Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we wish to advise that between September 19, 2016 and September 26, 2016 at 5:00 p.m., Eastern Daylight Time, 8,640 copies of the Preliminary Prospectus of Nutanix, Inc. (the “Registrant”) dated September 19, 2016 were distributed as follows by the underwriters:

•	1,744 copies to prospective underwriters/dealers;

•	6,691 copies to institutional and other investors; and

•	205 copies to others.

We, the undersigned, as representatives of the several underwriters, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Daylight Time on September 29, 2016, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

GOLDMAN, SACHS & CO. MORGAN STANLEY & CO. LLC J.P. MORGAN SECURITIES LLC

As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

GOLDMAN, SACHS & CO.

By:	/s/ Adam Greene
	Name:	Adam Greene
	Title:	Vice President

MORGAN STANLEY & CO. LLC

By:	/s/ Colin R. Stewart
	Name:	Colin R. Stewart
	Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Michael Millman
	Name:	Michael Millman
	Title:	Managing Director

cc:

Dheeraj Pandey, Chief Executive Officer and Chairman

Duston Williams, Chief Financial Officer

Eric Whitaker, Chief Legal Officer

Nutanix, Inc.

Jeffrey D. Saper, Esq.

Mark B. Baudler, Esq.

Andrew D. Hoffman, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Jeffrey R. Vetter, Esq.

James D. Evans, Esq.

Ran D. Ben-Tzur, Esq.

Fenwick & West LLP